UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                            (Amendment No. 16)*

               BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
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                             (Name of Issuer)


                  Common Stock, $1.00 par value per share
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                      (Title of Class of Securities)


                               121579 10 6
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                              (CUSIP Number)


                            December 31, 1999
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         (Date of Event Which Requires Filing of this Statement)



Check the appropriate  box to designate the rule pursuant to which this
Schedule is filed:
    [ ]    Rule 13d-1(b)
    [ ]    Rule 13d-1(c)
    [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 4 Pages






CUSIP No.   121579 10 6                   13G                Page 2 of 4 Pages



1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MONROE G. MILSTEIN


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                (b)   X


3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5   SOLE VOTING POWER

     13,731,491

6   SHARED VOTING POWER

     49,261

7   SOLE DISPOSITIVE POWER

     13,731,491

8   SHARED DISPOSITIVE POWER

     49,261

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     13,780,752

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

     X


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     29.7%


12  TYPE OF REPORTING PERSON*

     IN



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP No. 121579 10 6                                        Page 3 of 4 Pages

Item    1(a)    Name of Issuer:  Burlington Coat Factory Warehouse Corporation

        1(b)    Address of Issuer's Principal Executive Offices:

                     1830 Route 130
                     Burlington, New Jersey  08016

Item    2(a)    Name of Person Filing:  Monroe G. Milstein

        2(b)    Address of Principal Business Office:

                     1830 Route 130
                     Burlington, New Jersey  08016

        2(c)    Citizenship:  United States of America

        2(d)    Title of Class of Securities:

                     Common Stock, $1.00 par value

        2(e)    CUSIP Number:  121579 10 6


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [  ]    Broker or dealer registered under Section 15 of the Act;
        (b) [  ]    Bank as defined in Section 3(a)(6) of the Act;
        (c) [  ]    Insurance company as defined in Section 3(a)(19) of the Act;
        (d) [  ]    Investment company registered under Section 8 of the
                    Investment Company Act;
        (e) [  ]    Investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);
        (f) [  ]    Employee benefit plan or endowment fund in accordance with
                    Rule 13d-1(b)(1)(ii)(F);
        (g) [  ]    Parent holding company or control person in accordance with
                    Rule 13d-1(b)(1)(ii)(G);
        (h) [  ]    Savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;
        (i) [  ]    Church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the
                    Investment Company Act;
        (j) [  ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check
        this box.   [  ]

                    This item is inapplicable.

Item    4   Ownership as of December 31, 1999

        (a) Amount Beneficially Owned:                       13,780,752 (1) (2)
        (b) Percent of Class:                                      29.7 %
        (c) Number of shares as to which such person has:



          (i)   sole power to vote or to direct the vote     13,731,491
         (ii)   shared power to vote or to direct the vote       49,261
        (iii)   sole power to dispose or to direct the
                disposition of                               13,731,491
         (iv)   shared power to dispose or to direct the
                disposition of                                   49,261





CUSIP No. 121579 10 6                                        Page 4 of 4 Pages


        (1) Excludes the following number of shares of Common Stock owned by members of Monroe G. Milstein's family as to which shares
            Monroe G. Milstein disclaims beneficial ownership:

                     Relationship to
     Name            Monroe Milstein    Number of Shares   Percentage of Class
     ----            ---------------    ----------------   -------------------
Henrietta Milstein        Wife            6,799,984 (3)          14.8 %
Andrew R. Milstein        Son             3,033,839               6.5 %
Lazer Milstein            Son             2,272,823               5.0 %
Stephen E. Milstein       Son             2,753,483               5.9 %


        (2) Includes 49,261 shares of Common Stock held by the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan, of which Monroe G. Milstein and Henrietta Milstein are the trustees.

        (3) Excludes 49,261 shares described in footnote (2) above.

Item    5   Ownership of Five Percent or less of a Class:
                                    Not Applicable

Item    6   Ownership of more than Five Percent on behalf of Another Person:
                                    See Footnote (2) to Item 4 above.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported by the Parent Holding Company:
                                    Not Applicable

Item    8   Identification and Classification of Members of the Group:
                                    Not Applicable

Item    9   Notice of Dissolution of Group:
                                    Not Applicable

Item    10  Certification:
                                    Not Applicable
Signature
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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    February 10, 2000
------------------------------------------------------------
    Date

    /s/ Monroe G. Milstein
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    Signature


    Monroe G. Milstein, President and Chief Executive Officer
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    Name/Title